Exhibit 4.8

2016 RESTATEMENT

NATIONAL FUEL GAS COMPANY TAX-DEFERRED SAVINGS PLAN

AMENDMENT NO. 4

Under Section 11.1 of the National Fuel Gas Company Tax-Deferred Savings Plan (the “Plan”), National Fuel Gas Company reserved the right to modify or amend the Plan. This Amendment No. 4 of the Plan (the “Amendment”) is adopted to reflect union negotiations impacting New York Employees who are members of the International Brotherhood of Electrical Workers, Locals 2154 (including 2154S). The changes in this Amendment are effective as of February 1, 2017.

This Amendment supersedes the provisions of the Plan to the extent those provisions are inconsistent with the provisions of this Amendment.

The Plan is amended in the following respects:

1.        Section 2.1(a) is amended to read, in its entirety, as follows:

Section 2.1     Age and Service Requirements.

(a)     Effective for Plan Years beginning on and after January 1, 2016, an Eligible Employee (other than a Special Article XIX Employee) will become a Participant in the Plan on first day of the payroll period that begins after the later of (1) his or her completion of one Year of Participation Service for an Eligible Employee and (2) his or her attainment of age 21 or, for the Participants listed on Schedule B (the “Listed Participants”), without regard to the age requirement contained in this section 2.l(a)(2).

Effective February 1, 2017, notwithstanding the foregoing or any other Plan provision, an Eligible Employee who is a member of the International Brotherhood of Electrical Workers, Locals 2154 (including 2154S) New York union group will become a Participant for purposes of Sections 3.1, 3.2 and 3.3 on first day of the payroll period that begins after the later of (1) his or her completion of six (6) continuous months of employment by the Company in a position classified by the Company in its payroll system as full-time, and (2) his or her attainment of age 18.

2.       Sections 3.2(b), 3.2(c) and 3.2(d) are renumbered as Sections 3.2(c), 3.2(d) and 3.2(e), and a new Section 3.2(b) shall be added to read as follows:

(b)     Effective February 1, 2017, for the Post-2003 Qualified Participants who are Employees subject to a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers, Locals 2154 (including 2154S) New York union group, the Company Contribution to the Plan will be as follows: 3% of the Company Contribution Compensation for that month for each Post-2003 Qualified Participant who has been credited with fewer than six Years of Service as of the most recent Adjustment Date; and 4% of the Company Contribution Compensation for that month for each Post-2003 Qualified Participant who has been credited with six or more Years of Service as of the most recent Adjustment Date.

3.          In all other respects, the Plan remains unchanged.

NATIONAL FUEL GAS COMPANY

/s/ akk	By:	/s/ P. M. Ciprich
	Name:	P. M. Ciprich
	Title:	Senior VP, General Counsel & Secretary
	Date:	January 30, 2017